Update on how George Lucas helped make this artist's market

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Masterworks <notification@masterworks.com>
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Hi Sam,

Yesterday, we launched a brand new Robert Colescott painting, and today we wanted to share exactly why we bought this particular work.

First, we recognized a growth trend in Colescott's market over the last five years. He's been added to many major institutions, and there's a relatively low supply of work coming to market, which is partly why collectors have begun paying more for his paintings.

Then in 2021, George Lucas's museum purchased a Colescott painting for $15.3 million, drastically raising his auction record, with further $1M+ sales following.

Within that expanding market, we specifically looked to acquire a painting in a style that had room for growth, so we found a a commercially desirable example at a relatively lower price point.

This painting has a distinctive motif, with a pulp-inspired blonde pinup woman. She reappears in a lot of his higher auction results.

Since we were able to acquire this work for $300k, a price below the most recent similar sales, we jumped at the chance to offer this work, which we have conviction will appreciate long-term.

Check it out here, or view the offering circular below.

ARTnews

home • artnews • market

Lucas Museum Acquires Record-Shattering $15.3 M. Robert Colescott Painting

ANGELICA VILLA AND MARION MANEKER
May 12, 2021 8:42PM EDT





Thanks,

The Masterworks Team

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MASTERWORKS

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